CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$1,000,800	$71.36

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated August 31, 2010 (To Prospectus dated August 31, 2009 and the Prospectus Supplement dated August 31, 2010)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

US$1,000,800

LEVEL-PAY AMORTIZING NOTES DUE SEPTEMBER 1, 2025

Aggregate Initial Principal Amount: US$1,000,800 Issuer: Barclays Bank PLC

Issue Price: Variable Price Re-offer Series: Global Medium-Term Notes, Series A

Original Trade Date: August 27, 2010 Original Issue Date: September 1, 2010

Maturity Date: September 1, 2025 Denomination: Each Note will have a minimum denomination of US$13,900 and integral multiples thereof.

CUSIP: 06740PHR0 Settlement: DTC; Book-entry; Transferable.

ISIN: US06740PHR01

Business Day: ☒ New York

☒ London

☐ Euro

☐ Other (            ) Business Day Convention:☒ Following

☐ Modified Following

☐ Preceding

☐ Adjusted or ☐ Unadjusted

Interest Rate Type: Day Count Convention (or Fraction):

☒ Fixed Rate

☐ Regular Floating Rate

☐ Inverse Floating Rate (see page S-41 of the prospectus supplement for a description of inverse floating rate Notes)

☐ Other (see description in this pricing supplement)☐ Actual/360

☒ 30/360

☐ Actual/Actual

☐ Actual/365☐ NL/365

☐ 30/365

☐ Actual/366

☐ Actual/252 or Business Days/252

Initial Principal Amount: US$13,900 per Note.

Total Payment Amount: An amount per Note of US$100 payable on each Payment Date, which for each Payment Date constitutes: (a) the applicable Interest Component Amount plus (b) the applicable Principal Component Amount. For further information regarding the Total Payment Amount payable on each Payment Date, see “Amortization Schedule” below.

The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

Interest Component Amount: For each Calculation Period, an amount per Note equal to the Effective Interest Rate times the Outstanding Principal Amount times the applicable Day Count Fraction. For further information regarding the Interest Component Amount payable on each Payment Date, see “Amortization Schedule” below.

Effective Interest Rate: 3.59231% per annum

Outstanding Principal Amount: For each Note, an amount equal to (a) for the first Calculation Period, the Initial Principal Amount, and (b) for each succeeding Calculation Period, to the difference of (i) the Initial Principal Amount minus (ii) the sum of the Principal Component Amounts paid on all Payment Dates to and including the Payment Date that is the first day of that Calculation Period. For further information regarding the Outstanding Principal Amount with respect to each Payment Date, see “Amortization Schedule” below.

Principal Component Amount: For each Payment Date to and including the Maturity Date, an amount per Note equal to $100 minus the Interest Component Amount payable on such Payment Date. For further information regarding the Principal Component Amount to be made on each Payment Date, see “Amortization Schedule” below.

Payment Dates:☒ Monthly,☐ Quarterly,☐ Semi-Annually,☐ Annually,

on the 1st day of each month, commencing on October 1, 2010 and ending on the Maturity Date

Calculation Period: The period from and including one Payment Date (or in the case of the first Calculation Period, the Original Issue Date) up to but excluding the next Payment Date.

Amortization Schedule: See the full Amortization Schedule set forth on the following page of this pricing supplement.

Listing: The Notes will not be listed on any U.S. securities exchange or quotation system.

Calculation Agent: Barclays Bank PLC

Barclays Capital Inc. has agreed to purchase the Notes from us at 100% of the principal amount minus a commission equal to $30.00 per $1,000 principal amount, or 3.00%, resulting in aggregate proceeds to Barclays Bank PLC of $970,776. Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Barclays Capital Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.

The prospectus dated February 10, 2009 and the prospectus supplement dated March 1, 2010, relating to our Global Medium-Term Notes, Series A, each of which were referenced in the free writing prospectus relating to the Level-Pay Amortizing Notes due September 1, 2025, have been superseded by the accompanying prospectus dated August 31, 2010 and the accompanying prospectus supplement dated August 31, 2010, relating to our Global Medium-Term Notes, Series A, each of which were filed with the SEC under Registration Statement File No. 333-169119.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

AMORTIZATION SCHEDULE (PER NOTE)

Payment Date	Outstanding Principal Amount	Interest Component Amount	Principal Component Amount	Total Payment Amount	Principal amount remaining after payment of Principal Component Amount
1-Oct-10	$13,900.00	$41.61	$58.39	$100.00	$13,841.61
1-Nov-10	$13,841.61	$41.44	$58.56	$100.00	$13,783.05
1-Dec-10	$13,783.05	$41.26	$58.74	$100.00	$13,724.31
1-Jan-11	$13,724.31	$41.08	$58.92	$100.00	$13,665.40
1-Feb-11	$13,665.40	$40.91	$59.09	$100.00	$13,606.31
1-Mar-11	$13,606.31	$40.73	$59.27	$100.00	$13,547.04
1-Apr-11	$13,547.04	$40.55	$59.45	$100.00	$13,487.59
1-May-11	$13,487.59	$40.38	$59.62	$100.00	$13,427.97
1-Jun-11	$13,427.97	$40.20	$59.80	$100.00	$13,368.17
1-Jul-11	$13,368.17	$40.02	$59.98	$100.00	$13,308.18
1-Aug-11	$13,308.18	$39.84	$60.16	$100.00	$13,248.02
1-Sep-11	$13,248.02	$39.66	$60.34	$100.00	$13,187.68
1-Oct-11	$13,187.68	$39.48	$60.52	$100.00	$13,127.16
1-Nov-11	$13,127.16	$39.30	$60.70	$100.00	$13,066.46
1-Dec-11	$13,066.46	$39.12	$60.88	$100.00	$13,005.57
1-Jan-12	$13,005.57	$38.93	$61.07	$100.00	$12,944.51
1-Feb-12	$12,944.51	$38.75	$61.25	$100.00	$12,883.26
1-Mar-12	$12,883.26	$38.57	$61.43	$100.00	$12,821.83
1-Apr-12	$12,821.83	$38.38	$61.62	$100.00	$12,760.21
1-May-12	$12,760.21	$38.20	$61.80	$100.00	$12,698.41
1-Jun-12	$12,698.41	$38.01	$61.99	$100.00	$12,636.42
1-Jul-12	$12,636.42	$37.83	$62.17	$100.00	$12,574.25
1-Aug-12	$12,574.25	$37.64	$62.36	$100.00	$12,511.89
1-Sep-12	$12,511.89	$37.46	$62.54	$100.00	$12,449.35
1-Oct-12	$12,449.35	$37.27	$62.73	$100.00	$12,386.62
1-Nov-12	$12,386.62	$37.08	$62.92	$100.00	$12,323.70
1-Dec-12	$12,323.70	$36.89	$63.11	$100.00	$12,260.59
1-Jan-13	$12,260.59	$36.70	$63.30	$100.00	$12,197.29
1-Feb-13	$12,197.29	$36.51	$63.49	$100.00	$12,133.81
1-Mar-13	$12,133.81	$36.32	$63.68	$100.00	$12,070.13
1-Apr-13	$12,070.13	$36.13	$63.87	$100.00	$12,006.26
1-May-13	$12,006.26	$35.94	$64.06	$100.00	$11,942.20
1-Jun-13	$11,942.20	$35.75	$64.25	$100.00	$11,877.95
1-Jul-13	$11,877.95	$35.56	$64.44	$100.00	$11,813.51
1-Aug-13	$11,813.51	$35.36	$64.64	$100.00	$11,748.88
1-Sep-13	$11,748.88	$35.17	$64.83	$100.00	$11,684.05
1-Oct-13	$11,684.05	$34.98	$65.02	$100.00	$11,619.02
1-Nov-13	$11,619.02	$34.78	$65.22	$100.00	$11,553.81
1-Dec-13	$11,553.81	$34.59	$65.41	$100.00	$11,488.39
1-Jan-14	$11,488.39	$34.39	$65.61	$100.00	$11,422.79
1-Feb-14	$11,422.79	$34.20	$65.80	$100.00	$11,356.98
1-Mar-14	$11,356.98	$34.00	$66.00	$100.00	$11,290.98
1-Apr-14	$11,290.98	$33.80	$66.20	$100.00	$11,224.78
1-May-14	$11,224.78	$33.60	$66.40	$100.00	$11,158.38

Payment Date	Outstanding Principal Amount	Interest Component Amount	Principal Component Amount	Total Payment Amount	Principal amount remaining after payment of Principal Component Amount
1-Jun-14	$11,158.38	$33.40	$66.60	$100.00	$11,091.79
1-Jul-14	$11,091.79	$33.20	$66.80	$100.00	$11,024.99
1-Aug-14	$11,024.99	$33.00	$67.00	$100.00	$10,958.00
1-Sep-14	$10,958.00	$32.80	$67.20	$100.00	$10,890.80
1-Oct-14	$10,890.80	$32.60	$67.40	$100.00	$10,823.40
1-Nov-14	$10,823.40	$32.40	$67.60	$100.00	$10,755.80
1-Dec-14	$10,755.80	$32.20	$67.80	$100.00	$10,688.00
1-Jan-15	$10,688.00	$32.00	$68.00	$100.00	$10,620.00
1-Feb-15	$10,620.00	$31.79	$68.21	$100.00	$10,551.79
1-Mar-15	$10,551.79	$31.59	$68.41	$100.00	$10,483.38
1-Apr-15	$10,483.38	$31.38	$68.62	$100.00	$10,414.76
1-May-15	$10,414.76	$31.18	$68.82	$100.00	$10,345.94
1-Jun-15	$10,345.94	$30.97	$69.03	$100.00	$10,276.91
1-Jul-15	$10,276.91	$30.76	$69.24	$100.00	$10,207.67
1-Aug-15	$10,207.67	$30.56	$69.44	$100.00	$10,138.23
1-Sep-15	$10,138.23	$30.35	$69.65	$100.00	$10,068.58
1-Oct-15	$10,068.58	$30.14	$69.86	$100.00	$9,998.72
1-Nov-15	$9,998.72	$29.93	$70.07	$100.00	$9,928.65
1-Dec-15	$9,928.65	$29.72	$70.28	$100.00	$9,858.38
1-Jan-16	$9,858.38	$29.51	$70.49	$100.00	$9,787.89
1-Feb-16	$9,787.89	$29.30	$70.70	$100.00	$9,717.19
1-Mar-16	$9,717.19	$29.09	$70.91	$100.00	$9,646.28
1-Apr-16	$9,646.28	$28.88	$71.12	$100.00	$9,575.15
1-May-16	$9,575.15	$28.66	$71.34	$100.00	$9,503.82
1-Jun-16	$9,503.82	$28.45	$71.55	$100.00	$9,432.27
1-Jul-16	$9,432.27	$28.24	$71.76	$100.00	$9,360.51
1-Aug-16	$9,360.51	$28.02	$71.98	$100.00	$9,288.53
1-Sep-16	$9,288.53	$27.81	$72.19	$100.00	$9,216.33
1-Oct-16	$9,216.33	$27.59	$72.41	$100.00	$9,143.92
1-Nov-16	$9,143.92	$27.37	$72.63	$100.00	$9,071.30
1-Dec-16	$9,071.30	$27.16	$72.84	$100.00	$8,998.45
1-Jan-17	$8,998.45	$26.94	$73.06	$100.00	$8,925.39
1-Feb-17	$8,925.39	$26.72	$73.28	$100.00	$8,852.11
1-Mar-17	$8,852.11	$26.50	$73.50	$100.00	$8,778.61
1-Apr-17	$8,778.61	$26.28	$73.72	$100.00	$8,704.89
1-May-17	$8,704.89	$26.06	$73.94	$100.00	$8,630.95
1-Jun-17	$8,630.95	$25.84	$74.16	$100.00	$8,556.78
1-Jul-17	$8,556.78	$25.62	$74.38	$100.00	$8,482.40
1-Aug-17	$8,482.40	$25.39	$74.61	$100.00	$8,407.79
1-Sep-17	$8,407.79	$25.17	$74.83	$100.00	$8,332.96
1-Oct-17	$8,332.96	$24.95	$75.05	$100.00	$8,257.91
1-Nov-17	$8,257.91	$24.72	$75.28	$100.00	$8,182.63
1-Dec-17	$8,182.63	$24.50	$75.50	$100.00	$8,107.12
1-Jan-18	$8,107.12	$24.27	$75.73	$100.00	$8,031.39
1-Feb-18	$8,031.39	$24.04	$75.96	$100.00	$7,955.44
1-Mar-18	$7,955.44	$23.82	$76.18	$100.00	$7,879.25
1-Apr-18	$7,879.25	$23.59	$76.41	$100.00	$7,802.84
1-May-18	$7,802.84	$23.36	$76.64	$100.00	$7,726.20
1-Jun-18	$7,726.20	$23.13	$76.87	$100.00	$7,649.33

Payment Date	Outstanding Principal Amount	Interest Component Amount	Principal Component Amount	Total Payment Amount	Principal amount remaining after payment of Principal Component Amount
1-Jul-18	$7,649.33	$22.90	$77.10	$100.00	$7,572.23
1-Aug-18	$7,572.23	$22.67	$77.33	$100.00	$7,494.89
1-Sep-18	$7,494.89	$22.44	$77.56	$100.00	$7,417.33
1-Oct-18	$7,417.33	$22.20	$77.80	$100.00	$7,339.53
1-Nov-18	$7,339.53	$21.97	$78.03	$100.00	$7,261.51
1-Dec-18	$7,261.51	$21.74	$78.26	$100.00	$7,183.24
1-Jan-19	$7,183.24	$21.50	$78.50	$100.00	$7,104.75
1-Feb-19	$7,104.75	$21.27	$78.73	$100.00	$7,026.02
1-Mar-19	$7,026.02	$21.03	$78.97	$100.00	$6,947.05
1-Apr-19	$6,947.05	$20.80	$79.20	$100.00	$6,867.85
1-May-19	$6,867.85	$20.56	$79.44	$100.00	$6,788.41
1-Jun-19	$6,788.41	$20.32	$79.68	$100.00	$6,708.73
1-Jul-19	$6,708.73	$20.08	$79.92	$100.00	$6,628.81
1-Aug-19	$6,628.81	$19.84	$80.16	$100.00	$6,548.65
1-Sep-19	$6,548.65	$19.60	$80.40	$100.00	$6,468.26
1-Oct-19	$6,468.26	$19.36	$80.64	$100.00	$6,387.62
1-Nov-19	$6,387.62	$19.12	$80.88	$100.00	$6,306.74
1-Dec-19	$6,306.74	$18.88	$81.12	$100.00	$6,225.62
1-Jan-20	$6,225.62	$18.64	$81.36	$100.00	$6,144.26
1-Feb-20	$6,144.26	$18.39	$81.61	$100.00	$6,062.65
1-Mar-20	$6,062.65	$18.15	$81.85	$100.00	$5,980.80
1-Apr-20	$5,980.80	$17.90	$82.10	$100.00	$5,898.71
1-May-20	$5,898.71	$17.66	$82.34	$100.00	$5,816.37
1-Jun-20	$5,816.37	$17.41	$82.59	$100.00	$5,733.78
1-Jul-20	$5,733.78	$17.16	$82.84	$100.00	$5,650.94
1-Aug-20	$5,650.94	$16.92	$83.08	$100.00	$5,567.86
1-Sep-20	$5,567.86	$16.67	$83.33	$100.00	$5,484.53
1-Oct-20	$5,484.53	$16.42	$83.58	$100.00	$5,400.95
1-Nov-20	$5,400.95	$16.17	$83.83	$100.00	$5,317.11
1-Dec-20	$5,317.11	$15.92	$84.08	$100.00	$5,233.03
1-Jan-21	$5,233.03	$15.67	$84.33	$100.00	$5,148.70
1-Feb-21	$5,148.70	$15.41	$84.59	$100.00	$5,064.11
1-Mar-21	$5,064.11	$15.16	$84.84	$100.00	$4,979.27
1-Apr-21	$4,979.27	$14.91	$85.09	$100.00	$4,894.18
1-May-21	$4,894.18	$14.65	$85.35	$100.00	$4,808.83
1-Jun-21	$4,808.83	$14.40	$85.60	$100.00	$4,723.22
1-Jul-21	$4,723.22	$14.14	$85.86	$100.00	$4,637.36
1-Aug-21	$4,637.36	$13.88	$86.12	$100.00	$4,551.24
1-Sep-21	$4,551.24	$13.62	$86.38	$100.00	$4,464.87
1-Oct-21	$4,464.87	$13.37	$86.63	$100.00	$4,378.23
1-Nov-21	$4,378.23	$13.11	$86.89	$100.00	$4,291.34
1-Dec-21	$4,291.34	$12.85	$87.15	$100.00	$4,204.19
1-Jan-22	$4,204.19	$12.59	$87.41	$100.00	$4,116.77
1-Feb-22	$4,116.77	$12.32	$87.68	$100.00	$4,029.10
1-Mar-22	$4,029.10	$12.06	$87.94	$100.00	$3,941.16
1-Apr-22	$3,941.16	$11.80	$88.20	$100.00	$3,852.96
1-May-22	$3,852.96	$11.53	$88.47	$100.00	$3,764.49
1-Jun-22	$3,764.49	$11.27	$88.73	$100.00	$3,675.76
1-Jul-22	$3,675.76	$11.00	$89.00	$100.00	$3,586.76

Payment Date	Outstanding Principal Amount	Interest Component Amount	Principal Component Amount	Total Payment Amount	Principal amount remaining after payment of Principal Component Amount
1-Aug-22	$3,586.76	$10.74	$89.26	$100.00	$3,497.50
1-Sep-22	$3,497.50	$10.47	$89.53	$100.00	$3,407.97
1-Oct-22	$3,407.97	$10.20	$89.80	$100.00	$3,318.17
1-Nov-22	$3,318.17	$9.93	$90.07	$100.00	$3,228.11
1-Dec-22	$3,228.11	$9.66	$90.34	$100.00	$3,137.77
1-Jan-23	$3,137.77	$9.39	$90.61	$100.00	$3,047.16
1-Feb-23	$3,047.16	$9.12	$90.88	$100.00	$2,956.29
1-Mar-23	$2,956.29	$8.85	$91.15	$100.00	$2,865.14
1-Apr-23	$2,865.14	$8.58	$91.42	$100.00	$2,773.71
1-May-23	$2,773.71	$8.30	$91.70	$100.00	$2,682.02
1-Jun-23	$2,682.02	$8.03	$91.97	$100.00	$2,590.04
1-Jul-23	$2,590.04	$7.75	$92.25	$100.00	$2,497.80
1-Aug-23	$2,497.80	$7.48	$92.52	$100.00	$2,405.28
1-Sep-23	$2,405.28	$7.20	$92.80	$100.00	$2,312.48
1-Oct-23	$2,312.48	$6.92	$93.08	$100.00	$2,219.40
1-Nov-23	$2,219.40	$6.64	$93.36	$100.00	$2,126.04
1-Dec-23	$2,126.04	$6.36	$93.64	$100.00	$2,032.41
1-Jan-24	$2,032.41	$6.08	$93.92	$100.00	$1,938.49
1-Feb-24	$1,938.49	$5.80	$94.20	$100.00	$1,844.29
1-Mar-24	$1,844.29	$5.52	$94.48	$100.00	$1,749.82
1-Apr-24	$1,749.82	$5.24	$94.76	$100.00	$1,655.05
1-May-24	$1,655.05	$4.95	$95.05	$100.00	$1,560.01
1-Jun-24	$1,560.01	$4.67	$95.33	$100.00	$1,464.68
1-Jul-24	$1,464.68	$4.38	$95.62	$100.00	$1,369.06
1-Aug-24	$1,369.06	$4.10	$95.90	$100.00	$1,273.16
1-Sep-24	$1,273.16	$3.81	$96.19	$100.00	$1,176.97
1-Oct-24	$1,176.97	$3.52	$96.48	$100.00	$1,080.50
1-Nov-24	$1,080.50	$3.23	$96.77	$100.00	$983.73
1-Dec-24	$983.73	$2.94	$97.06	$100.00	$886.68
1-Jan-25	$886.68	$2.65	$97.35	$100.00	$789.33
1-Feb-25	$789.33	$2.36	$97.64	$100.00	$691.69
1-Mar-25	$691.69	$2.07	$97.93	$100.00	$593.76
1-Apr-25	$593.76	$1.78	$98.22	$100.00	$495.54
1-May-25	$495.54	$1.48	$98.52	$100.00	$397.02
1-Jun-25	$397.02	$1.19	$98.81	$100.00	$298.21
1-Jul-25	$298.21	$0.89	$99.11	$100.00	$199.11
1-Aug-25	$199.11	$0.60	$99.40	$100.00	$99.70
1-Sep-25	$99.70	$0.30	$99.70	$100.00	$0.00

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Factors” below. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated August 31, 2010, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC. and this offering. Buyers should rely upon this pricing supplement, the prospectus, the prospectus supplement, and any relevant free writing prospectus for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201604/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you this pricing supplement, the prospectus, the prospectus supplement and any relevant free writing prospectus if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Issuer Credit Risk—You will receive 100% of the Principal Component Amount payable on each Payment Date if you hold the Notes on that Payment Date, and you will receive 100% of the principal amount of your Notes (paid in Principal Component Amounts) if you hold your Notes on each Payment Date to and including the Maturity Date. Because the Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party, any payment to be made on the Notes depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the Notes.

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the Principal Component Amount payable on each Payment Date if you hold the Notes on that Payment Date or less than 100% of the principal amount of your Notes if you hold your Notes on each Payment Date to and including the Maturity Date, the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the Original Issue Price (expressed as a percentage of the Original Principal Amount per Note or any subsequent Outstanding Principal Amount), and any sale prior to the Maturity Date could result in a substantial loss to you.

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

our option to redeem the Notes;

the time to maturity of the Notes;

interest and yield rates in the market generally;

a variety of economic, financial, political, regulatory or judicial events; and

our creditworthiness, including actual or anticipated downgrades in our credit ratings.

PS–1

HYPOTHETICAL TOTAL PAYMENT CALCULATIONS

On each Payment Date, you will receive a fixed Total Payment Amount specified on the cover of this pricing supplement, which will be equal to the sum of the applicable Interest Component Amount and the applicable Principal Component Payment for that Payment Date. The Outstanding Principal Amount of the Notes following each Payment Date will decrease as principal is returned in the manner described above and, as the Interest Component Amount is calculated by reference to the Outstanding Principal Amount, the Interest Component Amount will likewise decrease for each successive Payment Date. Consequently, the Principal Component Amount will increase, and the Interest Component will decrease, as a proportion of the fixed Total Payment Amount on each successive Payment Date during the term of the Notes. For further illustration of the changing relationship between the Principal Component Amount and Interest Component Amount as a proportion of the Total Payment over time, see the Amortization Schedule above.

You will receive 100% of the Principal Component Amount payable on each Payment Date if you hold the Notes on that Payment Date, and you will receive 100% of the principal amount of your Notes if you hold your Notes on each Payment Date to and including the Maturity Date. The following illustrates the process by which the Interest Component Amount and Principal Component Amount of the Total Payment Amount is determined per Note for each Calculation Period.

For purposes of these examples, we assume that the Notes are not being redeemed on any applicable Payment Date pursuant to the Redemption at the Option of the Company provisions above. If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as described above.

Total Payment Amount Calculation

Step 1: Calculate the Outstanding Principal Amount.

For the first Calculation Period, the Outstanding Principal Amount for any Note will be equal to the Initial Principal Amount. For each Calculation Period thereafter, the Outstanding Principal Amount for any Note will equal the Initial Principal Amount minus the sum of the Principal Component Payments made on all Payment Dates to and including the Payment Date that is the first day of that Calculation Period.

Step 2: Calculate the Interest Component Amount.

For each Calculation Period, the Interest Component Amount will be equal to the Effective Interest Rate specified on the cover of this pricing supplement times the Outstanding Principal Amount times the applicable Day Count Fraction.

Step 3: Calculate the Principal Component Payment.

For each Payment Date, the Principal Component Payment will be equal to the fixed dollar amount specified on the cover of this pricing supplement minus the Interest Component Amount payable on such Payment Date.

Step 4: Calculate the Total Payment Amount.

On each Payment Date, the Total Payment Amount will be the fixed dollar amount specified on the cover of this pricing supplement, which constitutes the applicable Interest Component Amount plus the applicable Principal Component Payment.

UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

Payments received with respect to the Notes consist of a principal component and an interest component, as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Amortizing Notes” in the prospectus supplement.

3.8% Medicare Tax On “Net Investment Income”

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments and any gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their advisors with respect to their consequences with respect to the 3.8% Medicare tax.

PS–2

Information Reporting

Holders that are individuals (and, to the extent provided in future regulations, entities) may be subject to certain foreign financial asset reporting obligations with respect to their Notes if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000. Significant penalties can apply if a holder fails to disclose its specified foreign financial assets. This information reporting requirement is generally applicable for taxable years beginning after March 18, 2010. We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”). For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

PS–3

US$1,000,800

BARCLAYS BANK PLC

LEVEL-PAY AMORTIZING NOTES DUE SEPTEMBER 1, 2025

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED AUGUST 31, 2010, AND THE

PROSPECTUS SUPPLEMENT DATED AUGUST 31, 2010)